

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 21, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 21, 2025, The Nasdaq Stock Market (the "Exchange") received from Opendoor Technologies Inc . (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Series K Warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $9.00 per warrant

Series A Warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $13.00 per warrant

Series Z Warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $17.00 per warrant

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi